DDC ENTERPRISE LIMITED

Room 3-6, 4/F, Hollywood Center

233 Hollywood Road

Sheung Wan, Hong Kong

Via Edgar

November 16, 2023

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: DDC Enterprise Ltd (the “Company”)

Amendment No. 6 to Registration Statement on Form F-1

Filed on November 8, 2023

File No. 333-272689

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated November 14, 2023 (the “Staff’s Letter”) regarding the Company’s Amendment No. 6 to Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment 6 to Form F-1 Filed on November 8, 2023

Cover page

1.	We note your revised Exhibit 107 and disclosures throughout the filing that you are registering 244,375 Class A Ordinary Shares underlying the underwriters’ warrants. Please revise your cover page to discuss these warrants.

Response: We respectfully advise the Staff that we have revised the cover page of the Amended F-1.

Prospectus Summary

Our Securities, page 34

2.	We note your disclosure that your shareholders will approve the Share Consolidation of your authorized shares at a ratio of 1-for-16 shares, which will be effectuated before the consummation of your initial public offering. If the reverse stock split will occur at or immediately before the effectiveness of your registration statement, we remind you that in accordance with SAB Topic 4C, you must revise your financial statements and all related disclosures throughout your filing to retro-actively reflect the reverse stock split. If the reverse stock split will occur after the effectiveness of your registration statement, please provide appropriate pro forma disclosures throughout your filing. Please advise or revise your disclosures accordingly.

Response: We respectfully advise the Staff that we have revised pages (ii), 1, 36, 92, 104, 176 and F-1 through F-137 of the Amended F-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 121

3.	We note your disclosures about certain significant short-term and long-term bank borrowings with HSB and BOC on pages 121 and 122, respectively, that these borrowings were each repayable by September 2023. Please update these disclosures given that this prospectus is dated after such dates.

Response: We respectfully advise the Staff that we have revised pages 121-122 of the Amended F-1.

Management

Employment Agreements with Executives, page 170

4.	We note that you removed disclosure relating to your agreements with your directors. However, we note that you previously filed a form of agreement with your independent directors as Exhibit 10.2. Please revise to discuss.

Response: We respectfully advise the Staff that we previously filed Exhibit 10.2 in anticipation of possibly entering into one or more agreements with one or more of our independent directors prior to the consummation of our initial public offering. As we have not done so to date, we have removed Exhibit 10.2 from the Amended F-1.

Exhibit 107 - Calculation of Filing Fee Table, page II-5

5.	We note that your Exhibit 107 states that the par value of your Class A ordinary shares is $0.0001 per share, while your filing states that it is $0.016. Please revise to clarify. Refer to comment 11 in our letter dated July 7, 2023.

Response: We respectfully advise the Staff that we have revised Exhibit 107 of the Amended F-1.

Part II

Information Not Required in Prospectus

Exhibit Index

Exhibit 5.1 - Opinion of Travers Thorp Alberga, page II-5

6.	We note the statement that the opinion relates to the offering of “certain Class A Ordinary shares.” Please have counsel provide a revised opinion that states the number of shares to be offered, including the underwriters’ overallotment amount and the shares underlying the underwriters’ warrants. Refer to comment 11 in our letter dated July 7, 2023.

Response: We respectfully advise the Staff that we have revised Exhibit 5.1 of the Amended F-1.

Exhibit 5.3 - Opinion of Grandall Law Firm (Shanghai) regarding certain PRC law matters, page II-5

7.	We note that counsel removed its consent to the reference to its firm under the caption “Legal Matters.” We further note that counsel did not sign this opinion. Please have counsel file a revised signed opinion that expressly consents to the reference to its firm under the caption “Legal Matters” in the prospectus. Refer to comment 13 in our letter dated July 7, 2023.

Response: We respectfully advise the Staff that we have revised Exhibit 5.3 of the Amended F-1.

General

8.	We note that you have four brands in your portfolio, which include Mengwei. Refer to your U.S. corporate website and your free writing prospectus, filed on November 8, 2023. However, we note your disclosures that as of August 2023, all contractual arrangements with Mengwei have been terminated. Please advise or revise.

Response:

We respectfully advise the Staff that we have revised page 12 of the Amended F-1.

9.	Please tell us how your free writing prospectus, filed on November 8, 2023, complies with Rule 433(c)(2) of the Securities Act or revise.

Response: We respectfully advise the Staff that we have revised slide 3 of the free writing prospectus.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Norma Chu
DDC Enterprise Limited
Chief Executive Officer
Encl.

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